

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

<u>Via E-mail</u>
Michael W. Lamach
Chief Executive Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re: Ingersoll-Rand Public Limited Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 001-34400**

Dear Mr. Lamach:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Amend the Company's Article of Association…, page 18</u>

1.   We note your disclosure on page 18 that shareholders' approval of the proposed amendment to give the Board of Directors authority to declare non-cash dividends will allow you to effect a non-cash spin-off of your commercial and residential security businesses. We also note your disclosure on page 19 that the proposed spinoff, together with certain other corporate actions, will allow you to reduce your share capital to create a reserve. Please refer to Note A to Schedule 14A and provide us an analysis explaining whether you are required to provide Item 14 information with respect to proposals 5 and 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Barbara Santoro, Secretary
                 Ingersoll-Rand Public Limited Company